UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
 EXCHANGE ACT OF 1934
For the month of November 2018
Commission File Number: 001-33179
AEGEAN MARINE PETROLEUM NETWORK INC.
 (Translation of registrant's name into English)
10 Akti Kondili
185 45 Piraeus
Greece
 (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F. Form 20-F  ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes ☐   No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Aegean Files Bankruptcy Petitions for Relief under Chapter 11 of the Bankruptcy Code
On November 6, 2018 (the "Petition Date"), Aegean Marine Petroleum Network Inc. ("Aegean" or the "Company") and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions (the "Bankruptcy Petitions") for relief under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). The Debtors enter this process with the support of Mercuria Energy Group Limited ("Mercuria"), a key strategic partner and one of the world's largest independent energy and commodity companies.  Mercuria has agreed to provide more than $532 million in postpetition financing to fund the chapter 11 process and the Company's working capital needs. It has also agreed to serve as the stalking horse bidder in a sale process designed to optimize the value of the Company as a going concern. The Company continues to explore value-maximizing alternatives.
The Debtors have filed a motion with the Bankruptcy Court seeking to jointly administer all of the Debtors' chapter 11 cases (the "Chapter 11 Cases") under the caption In re Aegean Marine Petroleum Network Inc., et al. The Debtors will continue to operate their businesses as "debtors-in-possession" under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. The Debtors have filed a series of first day motions with the Bankruptcy Court that seek authorization to continue to conduct their business in the normal course, including in relation to employees, customers and suppliers, among others. The Debtors are seeking approval of the Mercuria-led postpetition financing. This financing is designed to ensure the Company has adequate working capital to fund the business and continue ordinary course operations during the Chapter 11 Cases and to fund the sale process.
The commencement of the Chapter 11 Cases constitutes an event of default under certain of the Company's debt instruments, including the Company's U.S. and global revolving credit facilities and the indentures governing the Company's 4.00% convertible senior notes due 2018 (the "2018 Notes") and 4.25% convertible senior notes due 2021 (the "2021 Notes" and, together with the 2018 Notes, the "Notes"), which results in automatic acceleration of the Company's obligations under such debt instruments. Any efforts to enforce payment obligations under the aforementioned debt instruments are automatically stayed as a result of the filing of the Chapter 11 Cases and the creditors' rights of enforcement in respect of the debt instruments are subject to the applicable provisions of the Bankruptcy Code.
Additional information about the Chapter 11 Cases, court filings and other documents related to the Chapter 11 Cases are available on a website administered by the Debtors' claims and noticing agent, Epiq Corporate Restructuring, LLC, at http://dm.epiq11.com/aegean.

Press Release

In connection with the filing of the Chapter 11 Cases, Aegean issued a press release on November 6, 2018, a copy of which is furnished as an exhibit to this report.

Disclosure of Information Pursuant to Confidentiality Agreements with Certain Noteholders
On September 25, 2018, Aegean entered into confidentiality agreements with certain holders of the Notes to facilitate discussions among the Company and an ad hoc group of such holders (the "Ad Hoc Group") with respect to a potential transaction in respect of the Notes. Pursuant to the confidentiality agreements, Aegean provided such noteholders with certain confidential information regarding Aegean and its business. Aegean is furnishing information herein and as exhibits to this report to satisfy its public disclosure obligations under the confidentiality agreements.
On September 25, 2018 and subsequently thereafter, the Company provided the Ad Hoc Group with discussion materials containing confidential information regarding Aegean and its business.  The discussion materials are furnished as an exhibit to this report.  Also, on September 25, 2018, Mercuria made a proposal to the Ad Hoc Group that offered a cash recovery equal to 31% of the face value of the Notes, subject to potential downward adjustments in relation to the quantum of allowed claims at Aegean, including administrative expenses. On September 30, 2018, the Ad Hoc Group countered such proposal. The counter proposal is furnished as an exhibit to this report. On October 11, 2018, the Ad Hoc Group delivered an out-of-court proposal.  The term sheet regarding the out-of-court proposal is furnished as an exhibit to this report.  From October 23, 2018 to November 2, 2018, the Ad Hoc Group and the Company exchanged certain alternative financing proposals in connection with a comprehensive restructuring transaction. The documents comprising the last proposal by each party and debtor-in-possession financing budgets related to such proposals are also furnished as an exhibit to this report.
Discussions with the Ad Hoc Group and/or its advisors regarding a potential transaction are ongoing.

Aegean Fails to Make Certain Principal Payments
On November 1, 2018, Aegean failed to pay the $94.6 million in aggregate principal amount of, plus $2.0 million in accrued interest on, its 2018 Notes on the maturity date as required by the indenture governing the 2018 Notes. The nonpayment also constitutes an event of default under the indenture governing the Company's 2021 Notes.
Pursuant to the terms of the Company's U.S. and global revolving credit facilities, the nonpayment of the 2018 Notes on the maturity date resulted in a cross-default under both facilities. The Company is also in default under its UAE loan facility for, among other things, failing to pay on the due date the amount payable pursuant to the terms thereof and for the failure to comply with the financial covenants set forth therein.
As discussed above, any efforts to enforce payment obligations under the aforementioned debt instruments are automatically stayed as a result of the filing of the Chapter 11 Cases and the creditors' rights of enforcement in respect of the debt instruments are subject to the applicable provisions of the Bankruptcy Code.
Cautionary Note Regarding the Chapter 11 Cases
The Company's stockholders are cautioned that it is likely that the Company's stockholders will receive nothing in exchange for its common stock upon the Company's emergence from bankruptcy and the common stock will have no value and that trading in securities of the Company during the pendency of the Chapter 11 Cases will be highly speculative and will pose substantial risks. It is possible the Company's outstanding securities may be cancelled and extinguished upon confirmation of a restructuring plan by the Bankruptcy Court. In such an event, the Company's stockholders and other security holders would not be entitled to receive or retain any cash, securities or other property on account of their cancelled securities. Trading prices for the Company's common stock and other securities may bear little or no relation to actual recovery, if any, by holders thereof in the Company's Chapter 11 Cases. Accordingly, the Company urges extreme caution with respect to existing and future investments in its securities.
Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this report and the exhibits to this report include forward-looking statements. The Private Securities Litigation Reform Act of 1995, as amended (the "PSLRA") provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the PSLRA and is including this cautionary statement in connection therewith. Such statements that are not historical facts are hereby identified as forward-looking statements and are intended to be covered by the safe harbor provisions of the PSLRA and can be identified by the use of the words "believe," "expect," "predict," "project," "potential," "estimate," "anticipate," "should," "intend," "may," "will," and similar expressions or variations of such words, or by discussion of future financial results and events, strategy or risks and uncertainties, trends and conditions in the Company's business and competitive strengths, all of which involve risks and uncertainties.
These forward-looking statements in this report relate, in part, to the risks and uncertainties relating to the ability of the Company to continue as a going concern; the Debtors' ability to obtain approval by the Bankruptcy Court of the relief requested in the first day motions, for DIP financing, any sale, and any plan of reorganization of the Company, among other things; the ability of the Debtors to develop and consummate one or more plans of reorganization with respect to the Chapter 11 Cases; the Bankruptcy Court's rulings in the Chapter 11 Cases and the outcome of the Chapter 11 Cases in general; the length of time the Debtors will operate under the Chapter 11 Cases; risks associated with third-party motions in the Chapter 11 Cases; the potential adverse effects of the Chapter 11 Cases on the Debtors' liquidity, results of operations or business prospects; the ability to execute the Company's business and restructuring plan; increased legal costs related to the Chapter 11 Cases and other litigation; and the inherent risks involved in a bankruptcy process.

Where, in any forward-looking statement, management expresses an expectation or belief as to future results or actions, there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished. The Company's actual results may differ materially from its expectations, plans or projections. Forward-looking statements are only predictions and estimates, which are inherently subject to risks, trends and uncertainties, many of which are beyond the Company's ability to control or predict with accuracy and some of which might not even anticipate. There can be no assurance that the Company will achieve its expectations and it does not assume responsibility for the accuracy and completeness of the forward-looking statements. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements in this report.
Many factors could cause actual future events to differ materially from forward-looking statements made in the exhibits to this report, including but not limited to: the Company's ability to manage growth, the Company's ability to maintain its business in light of its proposed business and location expansion or other changes in its business, the Company's ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which the Company may become a party, adverse conditions in the shipping or the marine fuel supply industries, the Company's ability to retain its key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, the Company's ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which the Company operates, and the world in general, the Company's failure to hedge certain financial risks associated with its business, the Company's ability to maintain its current tax treatments and its failure to comply with restrictions in its credit agreements and other factors. Please see the Company's filings with the SEC for a more complete discussion of these and other risks and uncertainties. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the Company.
All forward-looking statements included in this report are based upon information available to the Company as of the date of this report. Investors are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligations to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.

By: /s/ Spyridon Fokas
Dated: November 6, 2018	Name: Spyridon Fokas Title: General Counsel